Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 13, 2021

Relating to Preliminary Prospectus Supplement dated May 13, 2021 and

Prospectus dated May 13, 2020

Registration No. 333-229337

Oxford Square Capital Corp.

$70,000,000

5.50% Notes Due 2028

Pricing Term Sheet

May 13, 2021

The following sets forth the final terms of the 5.50% Notes due 2028 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated May 13, 2021, together with the accompanying prospectus dated May 13, 2020, relating to the Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oxford Square Capital Corp.

Title of the Securities:	5.50% Notes due 2028 (the “Notes”)

Initial Aggregate Principal Amount Being Offered:	$70,000,000
Option to Purchase Additional Notes (the “Over-Allotment Option):	Up to an additional $10,500,000 aggregate principal amount of Notes within 30 days
Underwriting Discount:	$0.78125 per Note; $2,187,500 total (assuming the Over-Allotment Option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Note; $67,812,500 total (assuming the Over-Allotment Option is not exercised)

Initial Public Offering Price:	100% of aggregate principal amount

Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.00 in excess thereof

Principal at Maturity:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.

Type of Note:	Fixed rate note

Coupon Rate:	5.50% per annum

Day Count:	30/360

Settlement Date:**	May 20, 2021 (T+5)

Original Issue Date:	May 20, 2021

Stated Maturity Date:	July 31, 2028

Date Interest Starts Accruing:	May 20, 2021

Interest Payment Date:	Every January 31, April 30, July 31 and October 31, beginning July 31 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including May 20, 2021, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	January 15, April 15, July 15 and October 15, beginning July 15, 2021

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after May 31, 2024 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Listing:	Issuer intends to list the Notes on the NASDAQ Global Select Market, within 30 days of the original issue date under the trading symbol "OXSQG."

Rating*:	Egan-Jones Ratings Company: BBB

CUSIP / ISIN:	69181V 503 / US69181V5030

Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc., B. Riley Securities, Inc, and William Blair & Company, L.L.C.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

This pricing term sheet, the Preliminary Prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this press release, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the U.S. Securities and Exchange Commission. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Ladenburg Thalmann & Co. Inc., 640 Fifth Avenue, 4th Floor, New York, New York 10019, or: 1-800-573-2541, or: prospectus@ladenburg.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of Oxford Square Capital Corp. (the “Company”) before investing. The preliminary prospectus supplement, dated May 13, 2021, and accompanying prospectus, dated May 13, 2020, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.